SCHEDULE 13D
(Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Buckeye GP Holdings L.P.

(Name of Issuer)
Common Units representing limited partner interests, no par value

(Title of Class of Securities)
118167105

(CUSIP Number)
John A. Tisdale
BGH GP Holdings, LLC
c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117
Telephone: (617) 531-6316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	118167105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) BGH GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	118167105

     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) of BGH GP Holdings, LLC (the “Reporting Person”) amends and supplements the Schedule 13D originally filed by the Reporting Person and others on April 13, 2007, which Schedule 13D was amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 21, 2008 and Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 15, 2010. This Amendment No. 3 relates to common units and management units convertible on a one-for-one basis into common units of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Issuer”).
Item 1. Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This statement on Schedule 13D relates to common units, no par value (“Common Units”), and management units, no par value, convertible on a one-for-one basis into Common Units (“Management Units”) of the Issuer, whose principal executive offices are located at One Greenway Plaza, Suite 600, Houston, TX 77046. The Common Units and Management Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This schedule is being filed by:
BGH GP Holdings, LLC, a Delaware limited liability company
c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02117
     The Reporting Person was formed to acquire and own the general partner of the Issuer and limited partner interests in the Issuer.
     Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.
     Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 4 of this Amendment is incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Merger Agreement
     On November 19, 2010, the Issuer, Buckeye Partners, L.P., a Delaware limited partnership (“BPL”), Grand Ohio, LLC, a Delaware limited liability company and wholly owned subsidiary of BPL (“MergerCo”), Buckeye GP LLC, a Delaware limited liability company, and MainLine Management LLC, a Delaware limited liability company

CUSIP No.	118167105
(the “Issuer GP”), consummated a First Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) which was previously amended on October 29, 2010 (the “First Amendment”), whereby MergerCo merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a subsidiary of BPL, upon the terms and subject to the conditions set forth in the Merger Agreement. Holders of the Common Units and Management Units received 0.705 LP units representing limited partner interests of BPL (the “BPL Units”) in exchange for each Common Unit and Management Unit.
     A copy of the Merger Agreement is incorporated herein by reference as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1. A copy of the First Amendment is incorporated herein by reference as Exhibit 2 hereto and the description of the First Amendment contained herein is qualified in its entirety by reference to Exhibit 2.
     Upon consummation of the Merger, the Common Units were delisted from the New York Stock Exchange.
Support Agreement
     On June 10, 2010, BPL and the Reporting Person, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (collectively, the “Unitholders” and, individually, a “Unitholder”) entered into a Support Agreement (the “Support Agreement”). Under the Support Agreement, the Unitholders irrevocably and unconditionally agreed, at any meeting relating to the Merger or a competing acquisition proposal, to:
•	appear at each meeting or otherwise cause its Common Units and Management Units to be counted as present for quorum purposes; and

•	vote (or cause to be voted), in person or by proxy, or deliver a written consent covering all of the Common Units and Management Units (i) in favor of the approval and adoption of the Merger Agreement, approval of the Merger and any other related action; (ii) against any action that would result in a breach of the obligations or representations and warranties of the Issuer or the Issuer GP under the Merger Agreement; (iii) against any other acquisition proposal; and (iv) against any action designed to delay or interfere with the Merger or the other transactions contemplated by the Merger Agreement.
     In addition, each Unitholder irrevocably appointed as its proxy and attorney-in-fact, as the case may be, Keith St.Clair and William Schmidt, in their respective capacities as officers of BPL and its general partner, and any individual who shall succeed to any such person, as the case may be, and any other person designated in writing by BPL or its general partner, to vote or execute written consents as described above. The Support Agreement remained in effect until the effective time of the Merger. A copy of the Support Agreement is incorporated herein by reference as Exhibit 3 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 3.
Registration Rights Agreement
     Also on June 10, 2010, BPL and the Unitholders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which BPL is obligated to file a registration statement covering the potential sale of BPL Units issued to the Unitholders in the Merger. In addition, the Registration Rights Agreement gives the Unitholders piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. A copy of the Registration Rights Agreement is incorporated herein by reference as Exhibit 4 hereto and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 4.
     Except as described herein, the Reporting Person has not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, however, will take such actions with respect to the Reporting Person’s investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and

CUSIP No.	118167105
reserves the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) - (b) The Reporting Person is the beneficial owner of 0 Common Units and 0 Management Units (together representing approximately 0.0% of the Common Units and Management Units outstanding as of November 5, 2010). To the knowledge of the Reporting Person, except as disclosed in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2009, no Common Units or Management Units are beneficially owned by any of the persons listed on Schedule A.
     (c) With the exception of the Merger (described in Item 4 above), no transactions in Common Units or Management Units were effected by the Reporting Person, or to its knowledge, by any of the persons listed on Schedule A, during the past 60 days.
     (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of distributions from, or the power to direct the receipt of proceeds of the sale of, the Common Units and Management Units owned by the Reporting Person.
     (e) The Reporting Person ceased to be the beneficial owner of five percent of the Common Units and Management Units on November 19, 2010.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     The information set forth under Items 4 and 5 and the agreements set forth as Exhibit 1, 2, 3 and 4 attached hereto are incorporated in this Item 6 by reference. As described in Item 4, a wholly owned subsidiary of BPL merged with and into the Issuer, with the Issuer continuing as the surviving entity and a subsidiary of BPL. Other than the Merger Agreement, the First Amendment and the Support Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the knowledge of the Reporting Person, any person listed on Schedule A, on the one hand, and any other person, on the other hand, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies on the other hand.
Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 1	First Amended and Restated Agreement and Plan of Merger, dated August 18, 2010, by and among Buckeye Partners, L.P., Buckeye GP LLC, Buckeye GP Holdings L.P., MainLine Management LLC and Grand Ohio, LLC (incorporated by reference to Annex A to Buckeye Partners, L.P.’s Registration Statement on Form S-4/A filed on August 19, 2010).

Exhibit 2	First Amendment to First Amended and Restated Agreement and Plan of Merger, dated October 29, 2010, by and among Buckeye Partners, L.P., Buckeye GP LLC, Buckeye GP Holdings L.P., MainLine Management LLC and Grand Ohio, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2010).

CUSIP No.	118167105

Exhibit 3	Support Agreement, by and among Buckeye Partners, L.P., BGH GP Holdings, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010).

Exhibit 4	Registration Rights Agreement, by and among Buckeye Partners, L.P., BGH GP Holdings, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010).

CUSIP No.	118167105
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: November 23, 2010.

BGH GP HOLDINGS, LLC
By:	/s/ John A. Tisdale
John A. Tisdale
Attorney-in-Fact

CUSIP No.	118167105
Schedule A
Board of Directors and Executive Officers of BGH GP Holdings, LLC
Daniel R. Revers
c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Principal Occupation: Director; Managing Partner, ArcLight Capital Partners, LLC
Citizenship: USA
Robb E. Turner
c/o ArcLight Capital Partners, LLC
152 West 57th Street, 53rd Floor
New York, NY 10019
Principal Occupation: Director; Senior Partner, ArcLight Capital Partners, LLC
Citizenship: USA
Frank J. Loverro
c/o Kelso & Company
320 Park Avenue
New York, NY 10022
Principal Occupation: Director; Managing Director, Kelso & Company
Citizenship: USA
Christopher L. Collins
c/o Kelso & Company
320 Park Avenue
New York, NY 10022
Principal Occupation: Director; Managing Director, Kelso & Company
Citizenship: USA
Forrest E. Wylie
c/o MainLine Management LLC
Five TEK Park, 9999 Hamilton Blvd.
Breinigsville, PA 18031
Principal Occupation: Director and Officer; Chief Executive Officer, MainLine Management LLC
Citizenship: USA